Exhibit 14.1

CODE OF BUSINESS CONDUCT AND ETHICS

FOR CELERA CORPORATION

Table of Contents

Our Core Values	3

What You Should Know About the Celera Code of Business Conduct and Ethics	4
Your Commitment to Doing the Right Thing	5
Managers and Supervisors	5
Asking Questions and Raising Concerns	5
A Good Start	6

Our Relationship with Our Shareholders	7
Compliance with Laws	7
Financial and Accounting Standards	7
Inside Information and Company Securities	7
Communication with the Public	8
Protection and Proper Use of Company Assets	9
Confidentiality and Proprietary Information	10
Conflicts of Interest	10
Corporate Opportunities	13

Conducting Business - Our Relationship with Customers, Suppliers, and Competitors	14
Receiving Gifts and Entertainment	14
Competition and Antitrust Laws	16
Money Laundering	17
Trade Restrictions, Export Controls, and Anti-Boycott Laws	17
International Bribery and Corruption	18

Our Relationship with Government Authorities	20
The Government as Our Customer	20
Political Involvement	20
Lobbying	21

Our Relationship with Fellow Employees	22
Equal Employment Opportunity	22
Workplace Harassment	22
Comments about Others	23
Environmental Health and Safety	23
Privacy and Confidentiality	24
Alcohol and Illegal Drugs in the Workplace	25

Where to Go for Help	26
Anonymous Reporting and Investigation Procedures	26
Non-Retaliation Policy	27

Celera is a healthcare company dedicated to personalizing disease management. As such, the work we do each day impacts the lives and well-being of people who are tested with our products and laboratory services, or seek our assistance regarding nutrition, exercise, stress reduction and medication compliance. It is therefore essential that each Celera employee consider the importance of the trust that these people and the medical professionals they rely on place in the quality of our work.

Celera is also a work community, where we strive to achieve our common objectives and drive our business forward successfully, while creating value for our shareholders.

OUR CORE VALUES

Our Core Values are the foundation of the Celera Code of Business Conduct and Ethics. These values are the principles on which we base all our work-related behavior and decisions, while we work towards our goals of improving the human condition and achieving commercial success.

Integrity – We behave with honesty, trust, professionalism and highest ethics.

Respect – We recognize each person’s qualities and contributions.

Excellence – We strive for, recognize and reward excellence.

Accountability – Each employee is responsible for his or her contributions and each will do what needs to get done.

Communication – We share information openly and proactively.

Teamwork – We work together to achieve common objectives.

WHAT YOU SHOULD KNOW ABOUT THE CELERA CODE OF BUSINESS CONDUCT AND ETHICS

Celera (the “Company”) is firmly committed to conducting its business in compliance with the letter and spirit of the law, and in compliance with the accepted standards of business conduct reflected in the Company’s policies. Celera’s Code of Business Conduct and Ethics (the “Code”) organizes and summarizes the laws and policies that everyone working for Celera must follow. The standards set forth in the Code apply to all Celera employees and persons acting on Celera behalf, regardless of their position, or where they are located around the globe. The Code also provides tools and resources that are available to every employee to help you navigate through an ethical issue or workplace situation.

As Celera employees, we have important responsibilities related to appropriate business conduct. We are required to: be familiar with the Code of Business Conduct and Ethics and follow the provisions of the Code at all times; always conduct Celera’s business with honesty and integrity; comply with all applicable governmental laws and regulations in the performance of our duties; recognize situations that could lead to inappropriate business conduct and avoid those situations; comply fully with Celera’s conflicts of interest policy; and bring any known or suspected unlawful or unethical behavior to the attention of appropriate Celera management, or the Legal Department.

Ask Before You Act

Asking yourself the following questions may also help you to make the right decision:

•	Is it legal?

•	Does it follow Company policy?

•	Is it the right thing to do?

•	Will my actions reflect Celera’s Core Values?

•	Will my actions require me to compromise my integrity or ethical beliefs?

•	How would it look to those outside the Company, such as our customers, business partners, government regulators, the communities where we work, our shareholders, and the general public?

•	What are the true consequences of my actions with respect to the safety of others, the reputation of the Company, my personal credibility, and the financial costs?

Remember These Simple Rules

•	Know the legal and Company standards that apply to your job.

•	Follow these standards – always.

•	Ask if you are ever unsure what the right thing to do is.

Your Commitment To Doing The Right Thing

This Code represents a commitment to doing what is right. By working for Celera, you are agreeing to uphold this commitment. Understand the standards of the Code and the Company policies that apply to your job – and always follow them. Those who fail to follow these standards put themselves, their co-workers, and Celera at risk, and they will be subject to disciplinary action up to and including termination. Some violations may also be grounds for legal prosecution. The Company does not condone any illegal act, even if it was ordered by someone of higher authority. The Company does not, and will not, authorize anyone to direct an employee to commit an illegal act.

Each employee has a responsibility to notify management in a timely fashion of any violations of this Code of Business Conduct and Ethics. To condone or ignore any questionable behavior is to be part of it.

Managers And Supervisors

Celera managers and supervisors have a special responsibility to maintain and communicate this Code consistently. They must create a work environment that encourages ethical behavior and open communication regarding ethical issues and concerns. They must:

•	Set an example by always acting with integrity;

•	Ensure that those they supervise have adequate knowledge, training, and resources to follow the Code’s standards;

•	Enforce the standards of the Code and all Company policies;

•

Support employees who, in good faith, raise questions or concerns about compliance and integrity. In other words, there should never be any form of retaliation against an employee who raises such questions or concerns; and

•	Report potential instances of noncompliance to management, the Legal Department, the Human Resources Department, or the Compliance and Ethics Hotline at 800-826-6762.

Asking Questions And Raising Concerns

Our Company cannot live up to its commitment to act with integrity if we, as individuals, do not speak up when we should. That is why you should speak up if:

•	You are unsure about the proper course of action and need advice;

•	You believe that someone acting on behalf of Celera is doing – or has done, or may be about to do – something that violates the law, Celera policy, or our Code of Business Conduct and Ethics.

A Good Start

The Code is the cornerstone of Celera’s commitment to integrity. But the Code is not intended to describe every law or policy that may apply to you. Make sure that you know the rules that apply to you. For example:

•	Each department of the Company has policies and procedures to further implement the standards of the Code.

•

The country in which you work (or larger organizations such as the European Union) may have additional laws or rules that apply to you. If you have questions about the laws that apply to your activities, always contact the Legal Department for advice.

OUR RELATIONSHIP WITH OUR SHAREHOLDERS

Compliance With Laws

Celera transacts its business in strict compliance with the letter and spirit of the laws, rules, and regulations of all jurisdictions, both foreign and domestic, in which we operate. When moral or ethical standards in the business community require a higher level of conduct on the part of the Company and its employees than that required by the letter of the law, the higher standard will be followed. In any instance where the laws are difficult to interpret, where there appears to be a conflict with our standards, or where there are any questions regarding the application of these standards, all employees should seek advice from their immediate supervisor, or the Legal Department.

Financial And Accounting Standards

The Company is committed to full compliance with all requirements applicable to its public disclosures. The Company has implemented disclosure controls and procedures to assure that its public disclosures are timely, compliant, and otherwise full, fair, accurate, and understandable. All employees responsible for the preparation of the Company’s public disclosures, or who provide information as part of that process, have a responsibility to assure that such disclosures and information are complete, accurate, and in compliance with the Company’s disclosure controls and procedures. In meeting its responsibility for preparing reliable financial statements, the Company maintains a system of internal accounting controls designed to provide reasonable assurance that the assets are safeguarded, and transactions are properly recorded and executed in accordance with corporate policies and management authorization.

The internal controls policy assures that key internal accounting, financial, managerial, and administrative controls are standard operating procedure for Celera. The Company ensures that appropriate control systems are in place to achieve these objectives.

Adherence to these policies and procedures is reviewed by the Company’s accounting staff and its independent accountants. In any instance where there appears to be a deviation or conflict with our policies and procedures, employees should seek advice from their immediate supervisor or the Vice President, Controller.

Inside Information And Company Securities

Trading in Company securities while aware of material inside information about the Company is unethical and illegal. “Material inside information” means information that is not available to the public at large and that, if publicly known, might affect a reasonable investor’s decision to buy, sell, or hold the Company’s securities. Common, but by no means exclusive, examples of material inside information are:

•	Quarterly and annual financial results

•	Projections of future earnings or losses

•	Extraordinary transaction such as a proposed merger or acquisition

•	The sale of assets or the disposition of a subsidiary or division, or strategic partnerships

•	Significant new products or discoveries

•	Changes in management

Equally important, material inside information may not be passed on to others. No employee should disclose material inside-information to persons outside the Company, including spouses, relatives, and others, or to persons inside the Company who do not have a need to know such information in connection with their duties. This policy applies equally to information obtained (in the course of employment) about any other corporation, including any of the Company’s customers, suppliers, or strategic partners, except when disclosure is authorized or legally mandated.

Employees possessing material inside information must refrain from trading in, or recommending, the purchase or sale of Company securities until there has been full public disclosure of the information through properly authorized corporate channels, and enough time has lapsed to permit the investment market to absorb and evaluate the information.

Any employee who is considering a transaction in Company securities should consult with the Legal Department if he or she has a question regarding the public disclosure of information.

Except for certain employees who are subject to an insider trading policy, Celera has not adopted a formal “window period” for trading in Company securities by most of its employees. However, employees are discouraged from engaging in any transactions involving Company securities during the period beginning three weeks before the end of each fiscal quarter and ending two business days following the earnings announcement for the period. In addition, employees whose position provides access to sensitive financial or other information, such as members of the Finance, Legal, and Business Development departments, should be particularly sensitive to their actions with respect to any transactions.

Communications With The Public

The Company makes full, fair, accurate, timely, and understandable disclosure in reports and documents that it files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company. It is the policy of the Company to be timely, truthful, accurate, and straightforward in all corporate communications. Serious civil and criminal penalties can be associated with making false, fraudulent, or misleading statements to Government and others.

All requests for information that exceed an employee’s normal responsibilities (for example, any inquiry from the press or media, a stockholder, a government representative, an attorney, or an investigator, as well as any inquiry relating to a legal matter or other sensitive issue) should be directed to, and answered only by, a properly designated spokesperson. Media and investor/stockholder inquiries should be directed to the Investor Relations Department.

Protection And Proper Use Of Company Assets

All employees, officers, and directors are required to protect the Company’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company’s profitability. All Company assets should be used for legitimate business purposes. These assets include, for example: cash, checks, and charge cards; technology and intellectual property; land and buildings; business records; vehicles; inventory; equipment, including computer systems and software, fax machines, copiers, and telephones; office supplies; and the time and skills of employees. Company letterhead, brands, and logos may only be used for legitimate Company business purposes.

Downloading copyrighted music, video, or other software without permission from the copyright owner is illegal. Text, computer programs, artwork, music, photographs, film, audio visuals, and other content items created by a third party are protected by copyright law in the U.S and other countries. Copyright laws around the world also protect magnetically recorded and electronically transmitted materials, including certain databases and most of the content posted on the Internet or World Wide Web. Unauthorized use of copyright material can subject you as an individual, as well as Celera, to legal sanctions. Contact Celera’s Legal Department whenever there is a question about the use of such material.

Company-owned computer hardware and software, the Company network - including email and voice mail - and Company-provided access to the Internet, are Company computing assets and should be used for business related purposes. Nonetheless, some limited, incidental, reasonable, and responsible personal use that does not interfere with business needs and operations (as determined by your supervisor) is permitted. However, all information transmitted or stored using these Company computing assets is Company property and information on or generated by the use of Company computing assets, including email and voice mail, is not to be considered private or confidential. There is no expectation of privacy for any use of Company computing assets or for information transmitted or stored on these assets except in those jurisdictions (such as Europe) where local privacy laws permit such use.

Employees may not improperly use Company resources nor permit others to do so. Actual suspected loss, damage, misuse, theft, embezzlement, or destruction of Company resources should be reported immediately to the Human Resources Department, or the Compliance and Ethics Hotline at 800-826-6762

Confidential And Proprietary Information

Employees, officers, and directors shall maintain the confidentiality of information entrusted to them by the Company, its customers, or its strategic partners except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might be of use to competitors or harmful to the Company, its customers, or its strategic partners if disclosed. Employees are expected to take special care to prevent unauthorized or inadvertent disclosure of business, financial, or technical information, including, for example:

•	Product or process methods

•	Product designs

•	Technical reports

•	Experimental data

•	Unpublished financial data

•	Supply sources

•	Business plans or proposals

•	Employee and other personal data

•	Information regarding extraordinary transactions such as mergers, acquisitions, and dispositions

•	Names or identities of current or potential customers

Employees who have access to confidential or proprietary information are expected to maintain the confidentiality of that information and may not make or allow unauthorized disclosures of that information either during or after employment, as the duty to preserve the Company’s confidential and proprietary information is not limited to an employee’s period of employment, but continues even after they have left the Company. Should you become aware of an incident in violation of this policy, it should be reported immediately to the Legal Department, or the Compliance and Ethics Hotline at 800-826-6762.

In addition, it is the responsibility of every employee to be alert at all times to possible attempts by unauthorized persons to obtain Celera’s confidential information, as well as attempts by authorized persons to use data unlawfully. Any such attempts must be reported to the General Counsel.

Conflicts Of Interest

At Celera, we strive to work together to meet our common goals. With loyalty and objectivity, we make decisions that affect the Company based on the Company’s best interests, independent of personal or other outside influences. A conflict of interest occurs whenever our private interests – personal, social, financial, or political activities - interfere with the interests of the Company as a whole. In order for the Company to carry out its business effectively, it must be assured of its employees’ loyalty. Employees must therefore refrain from entering into relationships that might impair their judgment as to what is best for the Company. Even relationships that give the appearance of a conflict of interest should be avoided. You cannot avoid these standards by acting through someone else, such as a friend or family member.

Common Ways That Conflicts Of Interest Can Arise

There are many different ways in which conflicts of interest arise. For example, personal financial interests, obligations to another company or governmental entity, or the desire to help a relative or friend are all factors that might divide our loyalties. In addition, a conflict of interest may include any relationship or interaction between an employee and a third party that: supplies goods or services to Celera; directly or indirectly competes or conflicts with any product or service offered by Celera; or otherwise affects Celera’s business or the performance of the employee’s corporate responsibilities.

Outside Employment and Affiliations. If you have a second job with, are performing services for, or are serving as a director or consultant for an organization that is a competitor, customer, or supplier of goods or services, this raises an actual or possible conflict of interest. The same point applies to working with an organization that is seeking to become a competitor, customer, or supplier. You shall not provide, lend, or lease any kind of property, including, but not limited to, information or data of any kind to any actual or potential supplier or customer of Celera, other than in the normal course of the Celera’s business. No outside affiliations with competitors, customers, or suppliers are permitted unless you:

1.	Obtain the written approval of your supervisor; and

2.	Jointly with your supervisor obtain the written approval of the Compliance Officer.

Jobs and Affiliations of Close Relatives. The work activity of close relatives can also create a conflict of interest. For the purposes of this Code, a “close relative” is: a husband, wife, domestic partner, parent or stepparent, child or stepchild, brother or sister or stepbrother or stepsister, nephew, niece, grandparent, grandchild, and in-laws. If you learn that a close relative works or performs services for any competitor, customer, or supplier, promptly notify your supervisor. You and your supervisor should then notify the General Counsel who will determine if any action is required to address the situation. In general, a relative should not have any business dealings with you, with anyone working in your business unit, or with anyone who reports to you.

Investments. Employees and their close relatives need to be careful that their investments do not create conflicts of interest, impairing the employee’s ability to make objective decisions on behalf of Celera. Conflicts can occur if investments are made in competitors, suppliers, or customers. Any “substantial interest” in a competitor, customer, or supplier requires the written approval of 1) your supervisor; and 2) the Compliance Officer.

A “substantial interest” means any economic interest that might influence or appear to influence your judgment. Publicly-traded mutual funds, index funds and similar pooling of securities, when the investor has no say in which investments are included, do not present conflicts.

Potential Suppliers, Customers, and Competitors. You shall not directly or indirectly accept commissions, payments, extravagant gifts or entertainment, services, loans or promises of future benefits from a supplier or potential supplier to Celera. Gifts of nominal value or modest entertainment, meals, and social invitations that are in keeping with good business ethics and do not obligate the recipient, or influence the recipient’s decision-making, are permitted.

Boards of Directors. You may not serve as an employee, director, officer, partner, consultant, advisory board member, agent, or representative of any Government agency or Government committee, or business concern not affiliated with Celera without obtaining specific, advanced approval of 1) your supervisor; and 2) the Compliance Officer.

When assessing a potential conflict of interest, ask yourself the following questions:

•	What is the potential outside activity?

•	Is the outside activity in a subject area where Celera has a current or potential interest?

•	Is there a product or service that will compete directly with an existing Celera product or service?

•	Does the outside activity relate to any current or potential Celera supplier or customer?

•	What is the anticipated time commitment of the outside endeavor?

•	How do you anticipate balancing the time commitment with your commitment to Celera?

•	Do you anticipate directly or indirectly using any Celera resources, including its name, facilities, equipment, intellectual property, and/or know-how in the outside activity?

•

Do you anticipate signing any contracts (including, but not limited to, employment agreements, confidentiality agreements, and agreements related to intellectual property rights) as part of this outside activity?

•	Are any other Celera employees, agents, suppliers, or customers involved in the potential outside activity?

•	What is the anticipated compensation associated with the outside activity?

Employees who believe it is not possible to avoid a conflict of interest must bring this to the attention of, and make full written disclosure of the surrounding circumstances to, their immediate supervisor, who should bring the conflict to the attention of the General Counsel.

Corporate Opportunities

Employees, officers, and directors are prohibited from: (a) taking for their personal benefit opportunities that are discovered through the use of Company property, information, or position; (b) using Company property, information, or position for personal gain; and (c) competing with the Company. Employees, officers, and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises. Any exception must be approved by the Compliance Officer. You may not purchase, lease, or otherwise acquire an interest in any kind of property with the knowledge that Celera has an active or potential interest in such property. An employee may not make use of his or her employment with Celera to further any outside business, employment, political activity, personal interest, or social cause. Neither Celera’s name (and names under which it does business, e.g. BHL) nor its products may be used as a way to lend weight or prestige to sponsorship of any employee activity or cause.

CONDUCTING BUSINESS: OUR RELATIONSHIP WITH CUSTOMERS, SUPPLIERS AND COMPETITORS

Each employee, officer, and director shall endeavor to deal fairly with the Company’s customers, suppliers, competitors, and employees, and should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practice. Sales and purchases by the Company should be based on price, product quality, and service, including the consistency and dependability of basic customer or supplier relationships. Company employees or representatives shall not seek to gain any advantage through the improper use of business courtesies or other inducements. In dealing with customers and suppliers, employees are expected to exercise good judgment and moderation, making sure to avoid misinterpretation, and do no harm to the reputation of the Company and its employees.

Receiving Gifts and Entertainment

Celera has many customers, suppliers and business partners, and each is vital to our Company’s success. That is why relationships with customers, suppliers and other third parties with which we do business must be based entirely on sound business decisions and fair dealing. Business gifts and entertainment can build goodwill, but they can also make it harder to be objective about the person or company providing the gift. In short, gifts and entertainment can create conflicts of interest if not properly monitored.

“Gifts and entertainment” include anything of value, such as discounts, loans, cash, services, prizes, transportation, use of vehicles or vacation facilities, recreation (such as golf or tennis fees), stocks or other securities, sporting event or theatre tickets, meals, and gift certificates. The potential list is endless – these are just a few examples.

Gifts and entertainment offered to Celera employees and their close relatives fall into three categories:

Usually OK: Some gifts and entertainment are small enough that an employee may accept them provided there is no “quid pro quo” – an agreement to do anything in return for the gift. Gifts of nominal value such as occasional modest meals with a business associate; ordinary sports, recreation, theatre, or other cultural events; and promotional items of nominal value such as pens, calendars, or coffee mugs.

Always Wrong: Other types of gifts and entertainment are simply wrong, either in fact or appearance, so that they are never permissible, and no one can approve them. Employees may never:

•	Accept any gift or entertainment that would be illegal.

•	Accept any gift of cash or cash equivalent, bank check, money order, investment securities, negotiable instruments, loans, stock, or stock options.

•	Accept or request anything as a quid pro quo – an agreement to do something in return for the gift.

•	Participate in any entertainment that is unsavory, sexually oriented, or otherwise violates our commitment to mutual respect.

Always Ask: Many types of gifts and entertainment fall into this category because they may or may not be acceptable depending on the particular circumstances, and therefore you will need your supervisor’s permission and the permission of the General Counsel in order to accept the gift. Examples of these include:

•	Extravagant gifts, and gifts or entertainment which are greater than nominal value.

•	Special events, such as tickets to the World Cup or Super Bowl or championship sporting event.

•	Travel or entertainment lasting more than one day.

Giving Gifts and Entertainment

Gifts to Non-Governmental Business Contacts

Just as we have strict rules for receiving gifts and entertainment, we must be careful of how we offer them. Gifts, favors, entertainment, or other business courtesies may be given only if they:

•	Are of nominal value;

•	Are consistent with customary business practices;

•	Are reasonable complements to an open and proper business relationship; and

•	Do not violate applicable laws or ethics standards.

It is never appropriate to offer a gift or entertainment if it is:

•	Illegal;

•	Known to be in violation of our policies or those of the recipient’s organization;

•	Unsavory, sexually oriented, or otherwise violates our commitment to mutual respect;

•	A “quid pro quo” (offered for something in return); or

•	Not properly recorded on Company books.

Gifts to Government Officials or Government Employees

Gifts and entertainment offered or provided to Government officials and Government employees raise special risks. Any such gift or entertainment offer may be construed as a bribe or kickback or attempted bribe or kickback, and would likely result in criminal prosecution. Never offer or provide any gift or entertainment, or anything of value to a Government official or Government employee without the prior written approval of Celera’s General Counsel, or an attorney in the Company’s Legal Department.

If you have questions or concerns about giving or receiving gifts and entertainment, contact your supervisor, or the General Counsel.

Competition and Antitrust Laws

While all employees are expected to work vigorously to outperform our competition and compete in the marketplace, only legal and fair methods may be used to do so. Our Company strictly adheres to what are called “competition” or Fair Trade laws in many countries and “antitrust” laws in the U.S. – laws that protect markets around the world from anticompetitive behavior. Competition laws and antitrust laws prohibit anticompetitive agreements and practices, and efforts to unfairly eliminate competitors. Competition and antitrust laws also prohibit agreements that limit or restrain trade. In Europe, agreements or understandings (including gentlemen’s agreements), which have as their object or effect any prevention, restriction, or distortion of competition are prohibited.

Examples of illegal agreements between competitors are price fixing or bid rigging. Certain agreements with suppliers or customers also can raise issues under the competition laws as to whether an agreement restricts competition. This includes any agreement not to deal with a certain customer or supplier (a ‘group boycott’). Additionally, any attempt to monopolize a market is a violation of antitrust and competition law. The penalties are severe for violating these laws, so it is vital that special care is taken to ensure that all activities fully comply with competition and antitrust laws throughout the world.

Celera employees shall not engage in any conduct, with the intent to:

•	Fix prices or control prices of Celera products;

•	Allocate/divide markets, customers products, or territories;

•	Boycott certain customers or suppliers;

•	Attempt to require that Celera vendors deal only with Celera or any attempt to require that any customer purchase all of its requirements from Celera ;

•	Refrain from or limit the manufacture, sale, or production of any Celera product; or

•	Offer below-cost (“predatory”) pricing to eliminate competition or prevent a company from entering the market.

Antitrust laws apply to both formal and informal communications. Employees involved in trade association activities, or in other situations that involve communication among competitors, customers, or suppliers must always make themselves aware of the requirements of the law. The Legal Department should be consulted with any questions or concerns.

Money Laundering

Law enforcement officials around the world are increasingly concerned about “money laundering” enterprises – attempts to conceal illicit funds, or otherwise make the source of illicit funds look legitimate. Money laundering schemes can also be used to avoid duties and taxes. Celera will not condone, support, or facilitate money laundering, and we will take steps to prevent such activities from occurring in Celera’s transactions. For example, Celera supports this anti-money laundering policy by using certain procedures such as:

•	Specifying acceptable forms of payment;

•	Requiring that all payments be in the currency of the invoice;

•	Prohibiting third-party payments (where a customer or supplier asks us to pay a rebate or other payment to a different company instead of itself);

•	Requiring compliance with all applicable financial reporting and recording rules; and

•	Requiring that payments for each invoice or group of invoices be made by a single instrument.

Promptly report suspicious transactions or activities by any customer to the Finance Department, or Legal Department.

Trade Restrictions, Export Controls, And Boycott Laws

Compliance with U.S. export laws and the trade regulations of the countries in which we do business is the firm policy of Celera, and the responsibility of all Celera employees. It is expected that every Celera employee that is responsible for the shipment or transfer of our goods and services will adhere to these laws and regulations. Any employee who is faced with a customs or trade situation must contact Celera’s Legal Department for assistance.

Trade Restrictions And Export Controls. The EU, the U.S., and a number of other jurisdictions periodically impose prohibitions or other restrictions on export and trade dealings with certain countries, entities, and individuals. Trade restrictions take on many forms, including:

•	Exports to a sanctioned country;

•	Transshipments through a non-sanctioned country to a sanctioned country, or vice versa;

•	Imports from a sanctioned country;

•	Travel to or from a sanctioned country; and

•	New investment in, or financial transactions and dealings with, a sanctioned country, organization, or individual.

Note that an “export” is not only the transfer of a physical commodity, it can also include services, advice, or technology via email, face-to-face discussions, or telephone. Employees must be alert not to unintentionally violate trade restrictions through responses to product inquiries, customer service calls or emails. Contact the Legal Department for a current list of sanctioned countries, or with any questions or concerns.

Anti-Boycott. U.S. anti-boycott laws generally prohibit the Company and its subsidiaries from complying with or supporting a foreign country’s boycott of another country (for example, the Arab League’s current boycott of Israel). These laws also require the Company to report to the U. S. government any requests to support or to furnish information concerning a boycott.

International Bribery And Corruption

The U.S. Foreign Corrupt Practices Act, as well as the laws of virtually all countries in which Celera operates, prohibit bribes to Government officials and Government employees, as well as employees of Government-owned businesses. A violation is a serious criminal offense for both companies and individuals, which can result in fines, loss of export privileges, and imprisonment. If you have any question about the propriety of any payment to, or financial arrangement with, any Government official or agent, please consult the Legal Department.

Under Celera’s policy governing conduct toward foreign officials, “foreign official” shall mean:

•	Any officer, elected official or employee of a foreign Government or any department, agency, or instrumentality thereof;

•	Any person acting in an official capacity on behalf of a foreign Government or any department, agency, or instrumentality thereof;

•	Any officer or employee of a public international organization, such as the World Bank or the United Nations;

•	Any foreign political party or any official thereof;

•	Any candidate for foreign political office;

•	Foreign military personnel; and

•	Children, spouse or other close relative of a foreign official.

These anti-bribery laws apply to all Celera employees, agents, and representatives worldwide. We shall not offer or give anything of value to a Government official for the purposes of obtaining or retaining business, or for any other improper purpose. We shall not make improper payments through a distributor, agent, dealer, or any other third party. Thus, we must use diligence when selecting business partners and agents. We are also required to keep accurate books and records, so that all of our appropriate financial dealings with Governments are honestly described and recorded.

Never:

•	Make an unauthorized payment, or authorize another to make an improper payment – directly or through an agent – to a Government official;

•	Ignore or fail to report any indication of improper payments, gifts, or entertainment;

•	Establish an unrecorded fund for any purpose;

•	Make a false or misleading entry in Company books; or

•	Induce a Government official to do something illegal.

Note that the U.S. Foreign Corrupt Practices Act and other anti-corruption laws may provide limited exceptions for certain minor payments for the purpose of facilitating routine, non-discretionary services, such as telephone installation or mail delivery. However, Celera requires that all such payments receive prior written approval from the Chief Financial Officer, and that the payment is fully and accurately recorded on the Company’s books.

OUR RELATIONSHIP WITH GOVERNMENT AUTHORITIES

The Government As Our Customer

While integrity is the foundation for all dealings with all of our customers, special rules apply when a Government is our customer.

Those involved in bidding on, negotiating, pricing, billing, record-keeping, or providing services under a Government contract need to know these rules:

•	Never seek or accept confidential bid information of our competitors.

•

Never offer or provide gifts, gratuities or entertainment to an official or an employee of a Government entity, if doing so could be reasonably construed as having any connection with a Celera bid or on-going contract without the prior written approval of the Legal Department.

•	Know and follow anti-kickback rules, including those seeking business from the Government.

•	Understand “most favored customer” pricing requirements and verify compliance.

•	Always ensure billings are accurate, complete, and in full compliance with all rules and regulations, including cost and time allocations.

Political Involvement

While employees are free to participate personally in the political process and to make personal political contributions, no contributions may be made on behalf of the Company or by using Company funds or resources without the prior approval of the Chief Executive Officer or the General Counsel. “Contributions” can include such things as:

•	Buying tickets to a fund-raising event;

•	Providing meals, goods, services, accommodations or transportation related to a political campaign or fund-raising effort; or

•	Paying for advertising and other campaign expenses.

Similarly, no employee may, on behalf of the Company, request the assistance of any elected representative or Government official, express a Company position on a public issues, or use the Company name beyond normal business purposes without the prior written approval of the Chief Executive Officer or the General Counsel.

Lobbying

“Lobbying” is defined as any communication with elected officials or their staff which expresses a position on a pending piece of legislation, or which communication seeks to influence any Government activity.

Lobbying efforts by the Company likely require disclosure in most of the countries in which we do business. Lobbying activities are subject to specific rules and cover many kinds of activity. For example, you may be engaged in lobbying if your work involves:

•	Contact with legislators, regulators, executive branch officials or their staffs;

•	Communications with Government officials or employees in connection with the sale of Company products; or

•	Efforts to influence legislative or administrative action.

You must discuss these activities with the Legal Department to determine whether disclosure and other rules apply.

OUR RELATIONSHIP WITH FELLOW EMPLOYEES

Celera is committed to fostering workplaces that are safe and professional and that promote teamwork, diversity, and trust. This includes the strongest commitment to providing equal employment opportunities for all persons. The Company’s relationship with its employees is based on mutual respect, fairness, and equity in its employment practices. The expectation is that we will demonstrate respect for the worth and dignity of our co-workers.

Equal Employment Opportunity

Celera offers employment opportunities in an environment free from illegal discrimination and harassment. Opportunities are provided to all qualified employees and applicants for employment, in accordance with applicable equal employment opportunity laws. Our Company recruits, hires, develops, promotes, transfers, disciplines, and - where necessary - lays off, without regard to a person’s race, color, religion, sex, age, natural origin, sexual orientation, disability, citizenship status, marital status, or any other legally-protected status. This includes providing reasonable accommodation for employees’ disabilities and religious beliefs and practices. There may be additional protections provided to employees based on local law or regulations. For example, in the U. S. and the EU, discrimination based on certain veteran status is prohibited.

Workplace Harassment

Having a professional work environment also means that Celera will not tolerate any form of harassment. Harassment can be verbal, physical, or visual behavior where the purpose or effect is to create an offensive, hostile, or intimidating environment. The Company prohibits any employee harassment, such as that on race, color, religion, sex, sexual orientation, national origin, age, disability, or veteran status. Examples of harassment may include:

•	Unwanted sexual advances.

•	Offering employment benefits in exchange for sexual or other favors.

•	Making or threatening reprisals after a negative response to sexual advances.

•	Visual conduct: leering, making sexual gestures, displaying sexually suggestive objects, pictures, cartoons, or posters.

•	Verbal conduct: making or using derogatory comments, epithets, slurs, sexually explicit jokes, or comments about an employee’s body or dress.

•	Verbal sexual advances or propositions.

•	Verbal abuse of a sexual nature, graphic verbal commentary about an individual’s body, sexually degrading words to describe an individual, suggestive or obscene letters, notes, or invitations.

•	Physical conduct: touching, assaulting, impeding or blocking movement.

•	Using voicemail, email, or other electronic devices to transmit derogatory or discriminatory information.

•	Any conduct intended to undermine, humiliate, denigrate, or injure the recipient.

We are each expected to comply with all policies in this regard and treat each other in a mutually respectful manner. Anyone who believes he or she has been subjected to harassment or who is aware of any such harassment, is obligated to immediately report this to any supervisor, manager, Human Resources representative, Employee Relations, or the Vice President of Human Resources.

Comments About Others

We expect all employees to exercise professional discretion when making any comments about our competitors, customers, suppliers, strategic partners, or other employees – both current and former. Only appropriate Human Resources representatives are permitted to provide references or any other information to outsiders relating to current or former employees.

Environmental Health & Safety

It is the policy of Celera to provide a healthy and safe work environment for its employees and to protect the environment within the communities in which we operate. The Company commits to continual, practical, and cost-effective improvements in the environmental, health, and safety (EHS) performance of our products, processes, and services. It is senior management’s objective and the responsibility of every employee to operate the businesses in a manner consistent with the following principles:

•	Comply with applicable EHS laws and regulations, with internal requirements, and with other requirements to which the business subscribes.

•	Consider relevant industry standards and guidelines.

•	Protect our employees, customers, communities, environment, and property/assets by assessing and managing the risks associated with our products, processes, and services.

•	Perform EHS due-diligence reviews for potential business acquisitions and divestitures, joint ventures, and property management.

•	Respond swiftly and appropriately to EHS emergencies, allegations, and concerns so as to maintain the goodwill of the public and of our employees, stockholders, and customers.

•	Train employees on relevant EHS topics and hold them responsible and accountable for complying with Company policies, standards, and procedures.

•	Engage all employees in activities designed to improve EHS performance.

•	Consider customer and other stakeholder EHS requirements in the product-design process.

•	Collaborate with vendors, suppliers, and contractors to communicate potential hazards and enable them to operate in a manner consistent with this policy.

•	Work to continually improve product and workplace safety, prevent pollution, and minimize the environmental impacts of our products, processes, and services.

It is the responsibility of EHS functions within each of the Celera business groups to have appropriate EHS standards and procedures for their employees that incorporate the principles of this policy and the Celera standards. Having safety rules is not enough though. Our Company’s commitment to safety means each of us needs to be alert to safety risks as we go about our jobs. All employees are encouraged to bring issues of unsafe behavior or lack of compliance to health and safety standards to the attention of their immediate supervisor, the EHS Department, or the General Counsel.

A safe and secure work environment also means a workplace free from violence. Threats (whether implicit or explicit), intimidation, and violence have no place at any Celera site and will not be tolerated. Weapons – even if used for sporting purposes and obtained by lawful means – are not allowed in the workplace without prior written authorization of the site Manager. In Europe, no weapons of any kind are permitted in the workplace, under any circumstances.

Privacy and Confidentiality

Celera believes in respecting the privacy and confidentiality of our employees’ personal information. This means that access to personal records will be limited to Company personnel who have appropriate authorization and a clear business need for that information. Employees who have access to the personal information of others must treat it appropriately and confidentially. Many of the countries in which we do business, especially the European Union, have very strict and far-reaching privacy laws. All employees who handle the personal information of our employees must be aware of, and adhere to, the privacy laws of the jurisdictions where they are located. If you have questions about your responsibilities with respect to these privacy laws, contact the Legal Department.

Each employee also has a duty to protect the privacy and security of information that customers and consumers entrust to them. Employees who do not have a business reason to access this information should never seek to do so, and those who do have legitimate access shall at all times take active steps to protect against the unauthorized release or use of private customer and consumer information.

Alcohol And Illegal Drugs In The Workplace

Work requires clear thinking and often the ability to react quickly – the safety of fellow employees depends on it. Being under the influence of alcohol or illegal drugs, or improperly abusing legal medication, diminishes an employee’s ability to perform at his or her best. That is why Celera strictly forbids abuse of alcohol and illegal drugs in the workplace. Violation of this rule is taken very seriously and subjects the employee to immediate disciplinary action.

WHERE TO GO FOR HELP

No code of business ethics can address every situation, and ethical behavior is ultimately the responsibility of the individual employee. What should you do if you have a question or concern about compliance and integrity standards? The most important thing is that you ask the question or raise the concern. Employees who become aware of suspected misconduct, illegal activities, fraud, abuse of Company assets, or violations of this Code of Business Conduct and Ethics – or who have any questions regarding the application of this Code to any particular situation – should discuss these matters with their immediate supervisor, if appropriate. If for any reason an employee is uncomfortable with this approach, he or she is encouraged to promptly contact the General Counsel by telephone, writing, or email.

General Counsel

Celera Corporation

1401 Harbor Bay Parkway

Alameda, CA 94502

Anonymous Reporting And Investigation Procedures

Most issues can be resolved by direct communications between the affected parties. However, if you are ever unsure about where to go, or are uncomfortable about using one of the other resources identified in the Code, or wish to raise a suspected or potential non-compliance issue anonymously, you may call the Compliance and Ethics Hotline at 800-826-6762.

Prompt and appropriate corrective action will be taken in response to all valid complaints. The General Counsel has responsibility for directing all compliance investigations, and may seek assistance from other departments depending on the nature of the allegation. In addition, outside legal counsel may be involved and, in the case where an allegation is a violation of the law, the matter may be referred to an appropriate law enforcement agency.

The investigation procedure will include a review of all pertinent documents and interviews with employees, as appropriate, who will be treated with respect and dignity. The confidentiality of the identity of the complaining individual will be maintained to the fullest extent possible, consistent with the need to conduct an adequate investigation, and as local law permits.

At the conclusion of an investigation, the person conducting the investigation shall make a determination that includes:

•	Whether a violation occurred;

•	Recommendation for disciplinary action (if any); and

•	Whether the investigation revealed the need to create or strengthen policies, procedures, or internal controls to prevent similar violations in the future.

Non-Retaliation Policy

Any employee, who, in good faith, seeks advice, raises a concern relating to a potential compliance issue, or reports suspected misconduct, is doing the right thing. The Company will not discharge, demote, suspend, threaten, harass, or in any other manner retaliate or discriminate against any employee based upon any lawful actions of such employee with respect to good faith reporting of complaints or violations, unless the employee is found to have knowingly and willfully made a false report. Individuals engaging in retaliatory conduct will be subject to immediate disciplinary action, which may include termination of employment. If you suspect that you or someone you know has been retaliated against for raising a compliance or integrity issue, contact the General Counsel or call the Compliance and Ethics Hotline at 800-826-6762.

The Code does not alter the terms and conditions of your employment, nor does it create any contractual rights for any employee, shareholder, customer, supplier, consumer, or competitor. Rather, it helps each of us to know what is expected of us as employees to make sure we always act with integrity. The most current version of the Code can be found on the Celera Corporation internet and intranet sites.